Exhibit 99.1

Pembina Pipeline Corporation to Proceed with $1 Billion Expansion of NGL Infrastructure

Long-term, fee-for-service contracts underpin new fractionator, new deep cut facility and increased pipeline capacity to meet growing demand for NGL services

(All financial figures are approximate and in Canadian dollars unless otherwise noted.)

CALGARY, March 5, 2013 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced plans today to proceed with an expansion of its existing natural gas liquids ("NGL") infrastructure at a combined capital cost of approximately $1 billion.

Pembina's expansion comprises three integrated components along the NGL value chain, as follows:

1.	the twinning of its 200 million cubic feet per day ("MMcf/d") Saturn deep cut facility ("Saturn II") to extract valuable NGL from raw gas streams in the Berland area of Alberta;
2.	the twinning of its 73,000 barrel per day ("bpd") ethane-plus fractionator ("RFS II") at its Redwater site, near Fort Saskatchewan, Alberta; and
3.	the Phase II NGL pipeline capacity expansion of its Peace/Northern NGL System to accommodate increased NGL volumes.

"These projects mark the next stage of our growth in the NGL business," said Bob Michaleski, Pembina's Chief Executive Officer. "The projects are all extremely complementary and position us well to offer integrated services across the NGL value chain. With our existing ethane-plus infrastructure and marketing capability, we can offer a competitive, cost-effective solution for incremental ethane-plus production from the Western Canadian Sedimentary Basin."

Combined, the Company expects these projects to contribute between $125 and $135 million of long-term, fee-for-service EBITDA per year once fully operational. Pembina also anticipates $10 to $30 million of long-term product margin EBITDA to be generated annually by these expansions. With the addition of these projects, Pembina has increased its 2013 capital spending plan to approximately $1.04 billion from the previously announced budget of $965 million.

Saturn II

Pembina has entered into agreements with a third-party producer to proceed with Saturn II at a capital cost of approximately $170 million. Saturn II will leverage engineering work completed for the original Saturn facility. As such, Pembina expects the project could be in-service by late 2015, subject to regulatory and environmental approvals.

The agreement with the third-party is a firm-service contract for 130 MMcf/d (approximately 65% of the facility's total capacity) for a term of 10 years. Based on 100% capacity, Saturn II is expected to extract approximately 13,000 bpd of NGL which will be transported on the same pipeline lateral Pembina is currently constructing for Saturn I.

RFS II

With RFS II, Pembina will essentially be twinning the Company's existing Redwater Fractionator to address a portion of the anticipated shortfall in fractionation capacity within the Fort Saskatchewan, Alberta area. Subject to regulatory and environmental approvals, Pembina expects RFS II to be in-service late in the fourth quarter of 2015 at an estimated cost of $415 million.

Under the agreements signed with producers, Pembina will receive committed take-or-pay operating margin for an initial 10-year term from the in-service date. Contracts for 97% of the operating capacity have been secured. Ethane produced at RFS II will be sold under a long-term arrangement with NOVA Chemicals Corporation ("NOVA Chemicals").

"We are pleased to continue our relationship with Pembina through this arrangement," said Grant Thomson, President, Olefins & Feedstock for NOVA Chemicals. "The new fractionator is much needed and will enable more value-adding activity to occur within the Province. As the ethane supply from RFS II is based on field sources, it also supports further diversification of our feedstock sources, and positions NOVA Chemicals well for future growth."

With the acquisition of Provident Energy Ltd. ("Provident") in April, 2012, Pembina entered into the fractionation business and was able to offer a fully integrated NGL service to its customers, from wellhead to the consumer gate. At the time, the Company announced plans to expand fractionation capacity at its Redwater site to support increasing demand. "The opportunity to develop RFS II was a key driver in our acquisition of Provident," said Mick Dilger, Pembina's President and Chief Operating Officer.

Phase II NGL Pipeline Capacity Expansion

To support increasing NGL volumes, Pembina is proceeding with its proposed Phase II NGL pipeline capacity expansion on its Peace/Northern NGL System. The Company is currently completing the Phase I expansion, which will increase NGL capacity on the Peace/Northern NGL System by 45 percent to 167,000 bpd by October 2013. The Phase II NGL Expansion will increase capacity from 167,000 bpd to 220,000 bpd. In total, the Phase I and II expansions are expected to increase NGL transportation capacity by 90 percent. Subject to obtaining regulatory and environmental approvals, Pembina expects this expansion to cost approximately $415 million (including mainline and tie-in capital) and to be complete in early to mid-2015.

In addition, subject to regulatory and environmental approvals, Pembina will be constructing a new approximately 30 kilometre lateral into the Ferrier region to tie a third-party's facility into Pembina's Brazeau Pipeline System.

Open Season

The Company's previously announced pipeline expansions are being undertaken to help provide adequate transportation capacity to support western Canada's growing energy industry. As Pembina has obtained customer support for these pipeline expansions and with a shortfall still being projected in pipeline capacity, Pembina will conduct an Open Season for additional crude oil, condensate and NGL pipeline expansions from Taylor, British Columbia to the Edmonton/Fort Saskatchewan areas of Alberta. The Company will announce further details in the coming days with respect to the Open Season.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates:  pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands, heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Pembina provides monthly cash dividends to its shareholders. Pembina's common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols PPL, PPL.DB.C, PPL.DB.E and PPL.DB.F respectively. Pembina's common shares are traded on the New York Stock Exchange under the symbol PBA.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends.  In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposes", "projects", "will", "estimates", "anticipates", "develop", "could" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following:  Pembina's corporate strategy; the capital cost, planned extraction capacity and in-service date of Saturn II; the capital cost, planned operating capacity and in-service date of RFSII; the construction schedule, capital cost and planned capacity of the Peace/ Northern NGL System Phase I and II expansion projects; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation, extraction and fractionation services; expectations regarding supply and demand factors and pricing for oil and natural gas; potential revenue and cash flow enhancement; and future cash flows, maintenance and operating margins. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for transportation, extraction and fractionation services; future levels of oil and natural gas development in proximity to Pembina's pipelines and other assets (which could be affected by, among other things, possible changes to applicable royalty and tax regimes); the amount of future liabilities related to environmental incidents; the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy); future acquisitions, growth and growth potential in Pembina's operations; potential revenue and cash flow enhancement; future cash flows; maintenance of operating margins; additional throughput potential on additional connections and other initiatives on the Conventional Pipelines systems; expected project start-up and construction dates; future dividends and taxation of dividends; future financing capability and sources; and negative credit rating adjustments.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's  business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments, including the construction and commissioning of the Saturn and

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice-President, Corporate Development and Investor Relations
(403) 231-3156
1-855-880-7404
e-mail:  investor-relations@pembina.com

or

Media Inquiries:
Shawn Davis
Manager, Communications & Public Affairs
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 17:09e 05-MAR-13